Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

June 20, 2021

among

Raven Industries, Inc.,

CNH Industrial N.V.

and

CNH Industrial South Dakota, Inc.

TABLE OF CONTENTS

Page

Article 1
Definitions

Section 1.01 . Definitions	1
Section 1.02 . Other Definitional and Interpretative Provisions	10

Article 2
The Merger

Article 3
The Surviving Corporation

Section 3.01 . Articles of Incorporation	16
Section 3.02 . Bylaws	17
Section 3.03 . Directors and Officers	17

Article 4
Representations and Warranties of the Company

i

Section 4.20 . Insurance	34
Section 4.21 . Company Government Contracts	34
Section 4.22 . Product Liability	34
Section 4.23 . Finders’ Fees	35
Section 4.24 . Opinion of Financial Advisor	35
Section 4.25 . Antitakeover Statutes	35
Section 4.26 . No Other Representations and Warranties	35

Article 5
Representations and Warranties of Parent

Article 6
Covenants of the Company

Article 7
Covenants of Parent

Section 7.01 . Obligations of Merger Subsidiary	48
Section 7.02 . Voting of Shares	48
Section 7.03 . Director and Officer Liability	48
Section 7.04 . Employee Matters	50

Article 8
Covenants of Parent and the Company

Section 8.01 . Regulatory Efforts	52
Section 8.02 . Proxy Statement	56
Section 8.03 . Public Announcements	56
Section 8.04 . Further Assurances	56

ii

Section 8.05 . Notices of Certain Events	57
Section 8.06 . Stock Exchange De-listing; 1934 Act Deregistration	57
Section 8.07 . Section 16 Matters	57
Section 8.08 . Litigation and Proceedings	57

Article 9
Conditions to the Merger

Section 9.01 . Conditions to the Obligations of Each Party	58
Section 9.02 . Conditions to the Obligations of Parent and Merger Subsidiary	58
Section 9.03 . Conditions to the Obligations of the Company	59

Article 10
Termination

Section 10.01 . Termination	60
Section 10.02 . Effect of Termination	61

Article 11
Miscellaneous

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 20, 2021, among Raven Industries, Inc., a South Dakota corporation (the “Company”), CNH Industrial N.V., a Netherlands public limited liability company (“Parent”), and CNH Industrial South Dakota, Inc., a South Dakota corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the parties intend that Merger Subsidiary be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent; and

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have approved the execution of this Agreement and the transactions contemplated hereby and, in the case of the Board of Directors of each of the Company and Merger Subsidiary, resolved to recommend that the shareholders of the Company and Merger Subsidiary (as applicable) approve this Agreement pursuant to which, among other things, Parent would acquire the Company by means of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal, inquiry or indication of interest providing for (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Business Day” means a day, other than (a) Saturday, Sunday or other day on which commercial banks in New York, New York or London, United Kingdom are authorized or required by Applicable Law to close, or (b) solely for purposes of determining the Closing Date, the office of the Secretary of State of South Dakota is authorized or required by Applicable Law to close.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means that any of the following shall have occurred: (a) CFIUS has concluded that none of the transactions contemplated by this Agreement (including the Merger) is a “covered transaction” subject to review under the DPA; (b) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement (including the Merger), and has concluded all action under the DPA; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS Joint Notice and (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement (including the Merger) or (ii) the President has announced a decision not to exercise authority under the DPA to prohibit the transactions contemplated by this Agreement (including the Merger) within 15 days after the date on which the President received such report from CFIUS.

“CFIUS Declaration” means a declaration submitted to CFIUS pursuant to either 31 C.F.R. Section 800.401 or 31 C.F.R. 800.402.

“CFIUS Joint Notice” means a CFIUS Declaration or a CFIUS Joint Voluntary Notice.

“CFIUS Joint Voluntary Notice” means a joint voluntary notice pursuant to 31 C.F.R. § 800.501.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended January 31, 2021.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of January 31, 2021 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means January 31, 2021.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee” means, at any specified time, an employee of the Company or any of its Subsidiaries at such time.

“Company Employee Plan” means, whether or not in writing and whether or not funded, any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, severance, change in control, incentive, profit sharing, transaction bonus, retention or other similar agreement or plan or (iii) other plan, program, policy, practice, contract, arrangement, agreement or other obligation providing for compensation, bonuses, equity or equity-based compensation or other forms of incentive or deferred compensation, disability or sick leave benefits or post-employment or retirement benefits, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, in each case that is sponsored, maintained, required to be contributed to, entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Company Employee, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries.

“Company Government Contract” means any Contract for the sale of goods or services currently in performance that is by or between the Company or any Company Subsidiary, on the one hand, and any (i) Governmental Authority, (ii) prime contractor of a Governmental Authority in its capacity as a prime contractor or (iii) higher-tier subcontractor with respect to any Contract of a type described in clauses (i) or (ii) above, on the other hand. A task, purchase, delivery or work order under a Company Government Contract shall not constitute a separate Company Government Contract, for purposes of this definition, but will be considered part of the Company Government Contract to which it relates.

“Company Intellectual Property” means all Intellectual Property rights owned or purported to be owned by the Company.

“Company Stock” means the common stock, $1.00 par value, of the Company.

“Company Stock Plans” means the Company’s 2019 Equity Incentive Plan, the Company’s Amended and Restated 2010 Stock Incentive Plan and the Company’s Deferred Stock Compensation Plan for Directors of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of Amended and Restated Confidential Disclosure Agreement effective March 11, 2021 (as amended and supplemented) between the Company and CNH Industrial America LLC, a Subsidiary of the Parent.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture, arrangement or other similar obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Applicable Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act, and (b) the reversal or discontinuation of any of the foregoing.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated November 8, 2019, by and among the Company, as the Borrower, certain subsidiaries of the Company, as Designated Borrowers, Bank of America, N.A., as Administrative Agent, Swingline Lender, and an L/C issuer and each of the other lenders party thereto.

“DCSA Approval” means the acceptance by DCSA of the parties’ signed commitment letter to mitigate foreign ownership, control or influence with respect to the transactions contemplated by this Agreement in accordance with the National Industrial Security Program Operating Manual.

“DDTC” means the Directorate of Defense Trade Controls of the Department of State.

“DDTC Approval” means that 60 days shall have elapsed after the filing of a notification regarding the transactions contemplated hereby with DDTC pursuant to Section 122.4(b) of the ITAR, or that DDTC shall have provided the parties a written notice that it has concluded its review of the transactions contemplated hereby.

“DPA” means Section 721 of the Defense Production Act of 1950 (50 U.S.C. § 4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800 et seq.

“Environmental Laws” means any and all Applicable Laws relating to the protection of the environment, human health and safety (solely as it relates to exposure to hazardous materials), or the generation, use, management, treatment, storage, disposal, transportation or release of any pollutant, contaminant, waste or chemical or any other toxic, radioactive, ignitable, corrosive, reactive or other hazardous substance or material.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“FCPA” means the U.S. Foreign Corrupt Practice Act of 1977.

“Final CFIUS Turndown” means the public announcement by the President of the United States of a decision to suspend or prohibit the transactions contemplated hereby (including the Merger).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material, or any substance or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, per- and polyfluoroalkyl substances, asbestos and asbestos-containing material, in each case that is regulated under or by any Environmental Law due to a potential for harm to human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all intellectual property protected under Applicable Law (or any other similar statutory provision or common law doctrine worldwide), whether registered or unregistered, including all: (i) patents and patent applications, (ii) trademarks, service marks, trade names, trade dress, and other indicia of origin, and all goodwill associated with any of the foregoing, (iii) copyrights and copyrightable works, works of authorship, moral rights, database and design rights, and data collections, (iv) internet domain names and social media accounts, (v) trade secrets, confidential or proprietary information, and other non-public or proprietary information, including inventions, invention disclosures, designs, plans, specifications, algorithms, drawings, discoveries and improvements, know-how, manufacturing and production processes and techniques, research and development information, market know-how, customer lists, and proprietary data, (vi) such rights in proprietary Software and Technology, and (vii) all registrations and applications to register (including any reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and re-examinations thereof) any of the foregoing (i)-(vi).

“ITAR” means the U.S. International Traffic in Arms Regulations set forth in 22 C.F.R. Parts 120 and 130.

“knowledge” means (i) with respect to the Company, the actual knowledge of any of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of any of the Chief Executive Officer, Chief Financial Officer or the General Counsel of Parent, in each case, after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), business, assets, operations or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, directly or indirectly, resulting from (A) changes in GAAP or changes in accounting requirements applicable to any industry in which the Company or any of its Subsidiaries operate, (B) changes in the financial, securities, currency, international trade, capital or credit markets or in general economic, political or regulatory conditions globally or in any jurisdiction in which the Company or any of its Subsidiaries operate; (C) changes in Applicable Law or the interpretation or enforcement thereof or conditions generally affecting any industry in which the Company or any of its Subsidiaries operate, (D) any acts of God, disasters (including hurricanes, tornadoes, floods, fires, explosions, earthquakes and weather-related events), terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening thereof, (E) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including responses thereto (including the COVID-19 Measures), (F) the negotiation, execution or performance of this Agreement, the announcement, pendency or consummation of the transactions contemplated hereby, the identity of Parent or any facts or circumstances relating to Parent or any actions taken by Parent or the announcement or other disclosure of Parent’s plans or intentions with respect to the conduct of the business of the Company following the Closing, including the effect of any of the foregoing on the relationships, contractual or otherwise, of any of the Company or any of its Subsidiaries with customers, employees, suppliers, vendors, service providers, counterparties or Governmental Authorities (including the failure to obtain any consents in connection with the transactions contemplated hereby), (G) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (H) any action taken (or omitted to be taken) at the written request of Parent, (I) any action taken by the Company or any of its Subsidiaries that is required by this Agreement or (J) a change in the price and/or trading volume of the Company Stock on Nasdaq or any other market in which such securities are quoted for purchase and sale (it being understood that any underlying facts giving rise or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided that effects referred to in clauses (A), (B), (C), (D) and (E) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Nasdaq” means the Nasdaq Global Select Market.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet or notes thereto or securing liabilities reflected on the Company Balance Sheet or notes thereto, (ii) Liens for Taxes, assessments and similar charges that are not yet due and payable or are being contested in good faith, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith, (iv) Liens incurred in the ordinary course of business since the Company Balance Sheet Date, and (v) Liens disclosed on Section 1.01(b) of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, machine learning, models and methodologies, whether in source code or object code form, (b) databases and data compilations, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing and (d) all documentation including programmers’ notes, user manuals and other training documentation relating to any of the foregoing.

“South Dakota Law” means the South Dakota Business Corporation Act.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, and other tax, duty or assessment and any other tax or other like assessment or charge in the nature of a tax (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority responsible for or having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Technology” means, collectively, all Software, information, formulae, algorithms, procedures, methods, techniques, research and development, technical data, programs, subroutines, tools, materials, processes, apparatus, creations, and other similar materials, and all recordings, graphs, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Controls Laws” means all applicable provisions of U.S. export control laws and regulations, including the Arms Export Control Act (22 U.S.C. 2778 et seq.), ITAR, the Export Controls Act of 2018 (22 U.S.C. 2751 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Foreign Trade Regulations (15 C.F.R. Part 30), the U.S. anti-boycott laws and regulations and associated executive orders related to any such Applicable Laws relating to exports to the countries where the Company and its Subsidiaries conduct business.

(b)       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2022 Bonus Plan	Section 7.04(c)
Acceptable Confidentiality Agreement	6.03(g)(i)
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Certificates	2.03(a)
Closing	2.01(b)
Closing Year Bonus Plan	Section 7.04(c)
Company	Preamble
Company 401(k) Plan	7.04(f)
Company Board Recommendation	4.02(b)
Company DSU	2.04(c)
Company Registered Intellectual Property	4.15(a)
Company RSU	2.04(b)
Company SEC Documents	4.07(a)
Company Securities	4.05(e)
Company Shareholder Approval	4.02(a)
Company Shareholder Meeting	6.02(a)
Company Stock Option	2.04(a)
Company Subsidiary Securities	4.06(b)
Continuing Employee	7.04(a)
DCSA	Section 4.03
D&O Insurance	7.03(c)
DTC	2.03(f)
Effective Time	2.01(c)
e-mail	11.01
End Date	10.01(b)(i)
Exchange Agent	2.02(a)
FOCI Mitigation	Section 8.01(d)
Indemnified Person	7.03(a)
Internal Controls	4.07(e)
Intervening Event	6.03(g)(ii)

Term	Section
IRS	4.17(c)
Insurance Policies	4.20
Licensed Intellectual Property	4.15(a)
Malware	4.15(d)
Material Contract	4.19(a)
Materially Burdensome Regulatory Condition	8.01(a)
Merger	Recitals
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
Parent	Preamble
Parent Plans	7.04(a)
Permits	4.12(b)
Proceeding	4.13
Process Agent	11.08(b)
Proxy Statement	4.09
Regulatory Termination Fee	11.04(c)
Representatives	6.03(a)
Sanctions	4.12(d)
Superior Proposal	Section 6.03(g)(iii)
Surviving Corporation	2.01(a)
Termination Fee	11.04(b)(i)
Third-Party Consents	6.05
Uncertificated Shares	2.03(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules (including the Company Disclosure Schedule) are to Articles, Sections and Schedules of this Agreement unless otherwise specified. All Schedules (including the Company Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule (including the Company Disclosure Schedule) but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “ordinary course of business” mean the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries. References to one gender shall include all genders. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article 2
The Merger

Section 2.01. The Merger. (b) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with South Dakota Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)       Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)       At the Closing, the Company and Merger Subsidiary shall file articles of merger with the South Dakota Secretary of State and make all other filings or recordings required by South Dakota Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the articles of merger are duly filed with the South Dakota Secretary of State (or at such later time as may be mutually agreed by the Company and Parent and specified in the articles of merger).

(d)       From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under South Dakota Law.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or Merger Subsidiary:

(a)       Except as otherwise provided in Section 2.02(b) or Section 2.02(c), each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $58.00 in cash, without interest (such per share amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03.

(b)       Each share of Company Stock held by the Company as treasury stock or owned by Parent immediately prior to the Effective Time (other than shares held for the account of third parties) shall be canceled, and no payment shall be made with respect thereto.

(c)       Each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock in the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d)       Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, except as provided in Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03. Surrender and Payment. (c) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Prior to the Effective Time, Parent shall make available to the Exchange Agent the aggregate Merger Consideration to be paid in respect of the shares of Company Stock represented by Certificates and the Uncertificated Shares. Such funds may be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable hereunder and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the shareholders of the Company in the amount of any such losses and (ii) such investments shall only be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. The parties acknowledge and agree that such funds are owned by Parent for Tax purposes, until paid pursuant to the terms hereof and, accordingly, any income earned on such amounts will be treated as income of Parent. Promptly after the Effective Time (but not later than two Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time notice advising such holder of the effectiveness of the Merger, which notice shall include appropriate transmittal instructions (including, if applicable, a letter of transmittal), which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent, for use in such exchange.

(b)       Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon Article 2 surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or Article 3 receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of each share of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)       If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that Article 4 either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and Article 5 the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)       After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)       Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock 12 months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares, without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)       Prior to the Effective Time, Parent and the Company shall cooperate in good faith to establish customary procedures with the Exchange Agent with respect to the prompt transmission to the Depository Trust Company (“DTC”) or its nominee of immediately available funds of an aggregate amount of Merger Consideration with respect to the number of shares of Company Stock held of record by DTC or such nominee immediately prior to the Effective Time.

(g)       Parent, Exchange Agent, and the Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable federal, state, local or foreign Tax law. If Parent or the Exchange Agent determines that an amount is required to be deducted and withheld, Parent shall provide the payee reasonable advanced written notice of the intent to deduct and withhold, which shall include a copy of the estimated amount to be deducted and withheld. To the extent that amounts are so withheld and timely remitted by Parent or the Exchange Agent, as applicable, to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The parties agree that no withholding is currently required under Applicable Law with respect to consideration payable hereunder (except as contemplated by Section 2.04).

Section 2.04. Equity Awards. (a) At or immediately prior to the Effective Time, each option to purchase shares of Company Stock (each, a “Company Stock Option”) that is then-outstanding under a Company Stock Plan, whether or not vested or exercisable, shall, automatically and without any action on behalf of the holder thereof, be canceled in exchange for the right to receive an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Stock Option by (ii) the number of shares of Company Stock underlying such Company

Stock Option (assuming full vesting of such Company Stock Option) had such holder exercised the Company Stock Option in full immediately prior to the Effective Time. For the avoidance of doubt, each Company Stock Option with an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder thereof.

(b)       At or immediately prior to the Effective Time, Article 6 each restricted stock unit entitling the holder to the delivery of shares of Company Stock upon satisfaction of vesting or other forfeiture conditions, whether settled in cash or in stock (each, a “Company RSU”) that is then-outstanding under a Company Stock Plan, whether or not vested, shall, automatically and without any action on behalf of the holder or beneficiary thereof, be canceled in exchange for the right to receive an amount in cash (without interest) equal to the product of the Merger Consideration and the number of shares of Company Stock represented by such Company RSU and Article 7 all dividends, if any, accrued but unpaid as of the Effective Time with respect to Company RSUs outstanding under a Company Stock Plan, automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of such Company RSU. Any Company RSU for which the number of shares of Company Stock deliverable under such award is determined based on the satisfaction of performance conditions shall be deemed to have been earned at the greater of (A) the target amount under the terms of the award agreement relating to such award and (B) the amount based on the actual performance level achieved under such award agreement based on performance through the Effective Time with the actual performance based on the Company’s reasonable determination of the achievement of the applicable performance metrics as of immediately prior to the Effective Time. Notwithstanding the foregoing, with respect to any Company RSUs, and any dividends accrued with respect to Company RSUs, that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c)       At or immediately prior to the Effective Time, Article 8 each deferred stock unit entitling the holder to the delivery at some point in time of shares of Company Stock upon satisfaction of vesting or other forfeiture conditions, whether settled in cash or in stock (each, a “Company DSU”) that is then-outstanding under a Company Stock Plan, whether or not vested, shall, automatically and without any action on behalf of the holder or beneficiary thereof, be canceled in exchange for the right to receive an amount in cash (without interest) equal to the product of the Merger Consideration and the number of shares of Company Stock represented by such Company DSU and Article 9 all dividends, if any, accrued but unpaid as of the Effective Time with respect to Company DSUs outstanding under a Company Stock Plan, automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of such Company DSU. Notwithstanding the foregoing, with respect to any Company DSUs, and any dividends accrued with respect to Company DSUs, that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d)       Prior to the Effective Time, the Company shall take any action reasonably necessary to effectuate the treatment of Company Stock Options, Company RSUs or Company DSUs contemplated by this Section 2.04. Except as provided in the last sentence of each of Section 2.04(b) and Section 2.04(c), all payments under this Section 2.04 shall be made at or as soon as practicable after the Effective Time (but no later than the first regularly scheduled payroll occurring at least five Business Days after the Closing Date), pursuant to the Company’s or Surviving Corporation’s ordinary payroll practices, and shall be subject to any required withholding Taxes.

Section 2.05. Adjustments. Without limiting or affecting any of the provisions of Section 6.01, if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under a Company Stock Plan or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the aggregate Merger Consideration payable pursuant to this Agreement.

Section 2.06. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Article 3
The Surviving Corporation

Section 3.01. Articles of Incorporation. At the Effective Time and by virtue of the Merger, the articles of incorporation of the Company shall be amended and restated in its entirety to be identical to the articles of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except (a) for Article One, which shall read “The name of the corporation is Raven Industries, Inc.” and (b) as otherwise required by Section 7.03(b), and as so amended shall be the amended and restated articles of incorporation of the Surviving Corporation until thereafter amended in accordance with South Dakota Law. Nothing in this Section 3.01 shall affect in any way the indemnification obligations provided for in Section 7.03(a).

Section 3.02. Bylaws. Subject to Section 7.03(b), the bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law. Nothing in this Section 3.02 shall affect in any way the indemnification obligations provided for in Section 7.03(a).

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Article 4
Representations and Warranties of the Company

Except (a) as disclosed in any Company SEC Document filed with the SEC on or after January 1, 2019 and before the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward looking statements or cautionary, predictive or forward-looking in nature) or (b) subject to Section 11.05, as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of South Dakota, (ii) has all requisite corporate or similar power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as presently conducted and (iii) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except in the case of clause (ii) or clause (iii), where the failure to have such power and authority, or to be so qualified or be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of a majority of the votes cast by the holders of outstanding shares of Company Stock at the Company Shareholder Meeting (at which a quorum consisting of at least a majority of the votes entitled to be cast exists) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)       At a meeting duly called and held, the Company’s Board of Directors has Article 10 determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, Article 11 adopted this Agreement and the transactions contemplated hereby and Article 12 resolved, subject to Section 6.03, to recommend approval of this Agreement by its shareholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority other than (i) the filing of articles of merger with respect to the Merger with the South Dakota Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and regulations of Nasdaq, (iv) filings and submissions as may be necessary or advisable, and clearances, permits, authorizations, consents and approvals from CFIUS or any CFIUS member agency, (v) filing and submissions as may be necessary or advisable, and clearances, permits, authorizations, consents and approvals from, the DDTC, including the DDTC Approval, (vi) filings, consents, approvals, authorizations, clearances or other actions required by the Defense Counterintelligence and Security Agency of the Department of Defense (“DCSA”) and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company or the comparable governing documents of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, breach or violation (with or without notice, lapse of time or both) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock. As of June 17, 2021, there were outstanding (i) 35,917,637 shares of Company Stock, (ii) Company Stock Options to purchase an aggregate of 104,960 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 92,599 shares of Company Stock were exercisable) and (iii) 354 Company RSUs (assuming maximum achievement of any applicable performance goals) relating to an aggregate of 840,057 shares of Company Stock, and (iv) Company DSUs relating to an aggregate of 167,870 shares of Company Stock. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any compensation plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b)       Section 4.05 of the Company Disclosure Schedule contains a complete and correct list as of June 17, 2021 (other than de minimis inaccuracies) of each Company Stock Option, Company RSU and Company DSU, including, as applicable, the holder (or identification number), date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto. Within 20 Business Days of the execution of this Agreement the Company will furnish to Parent a schedule containing the earliest time permitted under the applicable Company Stock Plan and applicable award agreement for payment to be made with respect to each outstanding Company DSU that will not trigger a Tax or penalty under Section 409A of the Code.

(c)       Each Company Stock Option was granted in compliance with all applicable Laws and all the terms and conditions of the applicable Company Stock Plan pursuant to which it was issued, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)       As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Company Stock may vote.

(e)       Except as set forth in this Section 4.05 and for changes since June 17, 2021 resulting from the exercise or settlement of Company Stock Options, Company RSUs or Company DSUs outstanding on such date, there are no issued, reserved for issuance or outstanding Article 13 shares of capital stock or other voting securities of, or ownership interests in, the Company, Article 14 securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of, or ownership interests in, the Company, Article 15 warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of, or ownership interests in, the Company or Article 16 restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is party to any Contract with respect to the voting of, restricting the transfer of, or providing for registration rights with respect to any Company Securities.

(f)       Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company (i) has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, (ii) has all requisite corporate or similar power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as presently conducted and (iii) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except in the case of clause (ii) or clause (iii), where the failure to have such power and authority, or to be so qualified or be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K or set forth on Section 4.06(a) of the Company Disclosure Schedule.

(b)       All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the

Company, directly or indirectly. As of June 17, 2021, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (b) The Company has filed with or furnished to the SEC on a timely basis, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2019 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)       As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed or furnished subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act, and the Sarbanes-Oxley Act, as the case may be.

(c)       As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)       Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)       The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has, in compliance with Rule 13a-15 under the 1934 Act, established and maintains disclosure controls and procedures designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities. Such disclosure controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Board of Directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“Internal Controls”) in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 31, 2021, and such assessment concluded that such control was effective. The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of Internal Controls which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. The Company has made available to Parent (x) a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2019 and (y) any material communication since January 1, 2019 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since January 1, 2019, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from employees of the Company regarding questionable accounting or auditing matters, have been received by the Company.

(f)       Since January 1, 2019, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.08. Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, the notes, if any thereto) included or incorporated by reference in the Company SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Company SEC Document and fairly presents, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated results of operations and cash flows for the respective periods then ended (subject to normal year-end audit adjustments that are not expected to be material in amount or effect and the absence of full footnotes in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) and any amendment or supplement thereto will, when filed in definitive form, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendments or supplements thereto are first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. i) From the Company Balance Sheet Date to the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course, consistent with past practice (other than as a result of COVID-19 and COVID-19 Measures).

(b)       Since the Company Balance Sheet Date, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind (whether absolute, accrued, contingent or otherwise, and whether due or to become due), other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii)  liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.12. Compliance with Laws and Court Orders; Licenses. (c) The Company and each of its Subsidiaries is, and has been at all times since January 1, 2019, in compliance with all Applicable Laws, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries or Affiliates has received any written communication or, to the knowledge of the Company, any oral communication that any proceeding, investigation or review by any Governmental Authority is pending with respect to any violation of Applicable Law, except for such proceedings, investigations or reviews the outcomes of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no injunction, judgment, writ, temporary restraining order, decree or any order of any nature to which the Company or any of its Subsidiaries or their respective properties or assets is subject has been issued by any court or other Governmental Authority.

(b)       Each of the Company and its Subsidiaries holds all federal, state, local, provincial and foreign governmental licenses, consents, authorizations, clearances, registrations, waivers, privileges, exemptions, qualifications, quotas, certificates, filings, franchises, notices, rights and permits that are necessary to conduct their respective businesses in all material respects as are presently being conducted or for the lawful ownership of their respective properties and assets (collectively, the “Permits”), except those the absence of which would not reasonably be expected to have a Material Adverse Effect.

(c)       Since January 1, 2019, neither the Company nor any of its Subsidiaries, nor any of its or their respective directors or officers, nor, to the Company’s knowledge, any employee, agent or representative of the Company or of any of its Subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value directly, or indirectly through an intermediary, to any “government official” (including any officer or employee of a government or government-owned or -controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action which would result in a violation by such persons of the FCPA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have instituted and maintained and will continue to maintain policies and procedures that are reasonably designed to achieve compliance with such laws, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any of its or their respective directors or officers, nor, to the Company’s knowledge any of the employees, agents or representatives of the Company or any of its Subsidiaries, is, or is 50% or more owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria), except as otherwise authorized pursuant to Sanctions. Since January 1, 2019, neither the Company nor any of its Subsidiaries has engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions, except as (i) otherwise authorized pursuant to Sanctions or (ii) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)       Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries conduct their respective businesses in compliance with all applicable Trade Controls Laws, (ii) the Company is registered with the DDTC as an entity that engages in the United States in the business of manufacturing or exporting “defense articles” or furnishing “defense services” as those terms are defined in the ITAR, in connection with the operation of its business; and (iii) neither the Company nor any of its Subsidiaries exported “defense articles” or furnished “defense services” or “technical data” to foreign nationals in the United States or elsewhere, as those terms are defined in 22 C.F.R. part 120, except in accordance with Applicable Law.

Section 4.13. Litigation. As of the date hereof, there is no civil, criminal or administrative action, suit, claim, arbitration or other proceeding (each, a “Proceeding”) pending against, or, to the Company’s knowledge, threatened in writing against, the Company or any of its Subsidiaries before (or in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or materially delay the consummation of the Merger and the transactions contemplated by this Agreement.

Section 4.14. Properties. (d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good title to, free and clear of any Lien (other than Permitted Liens), or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, is in violation of any provision of any Lease and (iii) no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder.

Section 4.15. Intellectual Property. (e) Section 4.15(a) of the Company Disclosure Schedule contains a list of all Company Intellectual Property for which applications have been filed or registrations have been obtained in each case, whether in the United States or internationally (“Company Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each item of Company Registered Intellectual Property (other than pending applications for registration or issuance) that is material to the operation of business of the Company and its Subsidiaries is subsisting and, to the Company’s knowledge, valid and enforceable; (ii) the Company or one of its Subsidiaries (A) solely owns all right, title, and interest in and to the Company Intellectual Property, free and clear of any Liens (other than Permitted Liens) and (B) has the right to use pursuant to a written license, sublicense, agreement or permission, all other Intellectual Property used in the operation of the business of the Company and its Subsidiaries, as currently conducted (“Licensed Intellectual Property”); (iii) the Company Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses as currently conducted; and (iv) none of the Company Intellectual Property or, to the knowledge of the Company, any other Intellectual Property exclusively licensed to the Company or any of its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, or judgment that adversely restricts in any material respect the use, transfer, registration, or licensing of any such Intellectual Property.

(b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the Company’s knowledge,

the conduct of the businesses of the Company and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and, since January 1, 2019, have not infringed upon, misappropriated or otherwise violated any material Intellectual Property rights of any Person; (ii) to the Company’s knowledge, no third party is infringing upon, misappropriating or otherwise violating or, since January 1, 2019, has infringed upon, misappropriated, or otherwise violated any Company Intellectual Property; (iii) the Company and its Subsidiaries are not the subject of any pending or, to the knowledge of the Company, threatened Proceedings; and (iv) the Company and its Subsidiaries have not received from any Person at any time after January 1, 2019 any written notice (A) alleging that the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating or has infringed upon, misappropriated, or otherwise violated, any Intellectual Property rights of any Person or (B) challenging the ownership, use, validity or enforceability of any Company Intellectual Property.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries take, and have taken, commercially reasonable actions and measures to protect and maintain: (A) the ownership and confidentiality of their material Company Intellectual Property and (B) the security, confidentiality, operation and integrity of their IT Systems and Software (and all data stored therein or transmitted thereby); (ii) the Software owned by the Company does not incorporate “open source” Software in a manner that requires the disclosure to any third party of any material portion of the Company’s proprietary source code; and (iii) neither the Company nor any of its Subsidiaries is a party to (or is obligated to enter into) any source code escrow agreement or any other agreement requiring the deposit of any source code or related materials for any Software, and no such escrow has since January 1, 2019 been released to any applicable beneficiary.

(d)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) the Company has implemented and maintained commercially reasonable back-up, security and disaster recovery arrangements to protect the confidentiality, integrity and security of its IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, at a level that is in accordance with standard industry practice; (ii) to the knowledge of the Company, there have been no security breaches in the IT Systems used in the business of the Company or its Subsidiaries; and (iii) to the knowledge of the Company, the Company’s Software is free of any malicious or disabling Software including viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants (“Malware”) or material vulnerabilities, which may be used to gain access to, materially alter, delete, destroy or disable any of its or any third party’s IT Systems or Software or which may in other ways cause damage to or abuse such IT Systems or Software.

(e)       The Company and its Subsidiaries have at all times since January 1, 2019 complied and are currently in compliance with all Applicable Laws relating to privacy, data protection and the collection, use, storage, processing and disclosure of any personally identifiable information and user information gathered or accessed in the course of the operations of the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2019, no claims have been asserted or, to the Company’s knowledge, threatened in writing, against the Company or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.16. Taxes.

(a)       All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and correct in all material respects.

(b)       The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material amounts of Taxes required to be paid or withheld, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)       There is no claim, audit, action, suit or proceeding now pending or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax.

(d)       Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations with respect to any material Tax Return or extension of time with respect to a material Tax assessment or deficiency, in each case, that is currently effective.

(e)       There are no Liens for material Taxes upon any property or assets of the Company or any of its Subsidiaries other than Permitted Liens. No deficiency for any material amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved. Within the last three years, no written claim has been received by the Company or any of its Subsidiaries from a Governmental Authority in a jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its

Subsidiaries are or may be subject to taxation by, or required to file any income or franchise Tax Return in, that jurisdiction.

(f)       During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g)       Neither the Company nor any of its Subsidiaries is or will be required to include any material amount in taxable income for any Tax period ending after the Closing Date or in any Tax Return not yet filed as a result of any (1) change in a method of accounting pursuant to Section 481 of the Code made prior to the date of this Agreement, (2) installment sale made prior to the date of this Agreement, or (3) election under Section 108(i) of the Code made prior to the date of this Agreement.

(h)       Neither the Company nor any of its Subsidiaries has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a United States consolidated federal income Tax Return (other than an affiliated group the common parent of which is or was the Company or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries (1) has any material liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax law; (2) has transferee or successor liability for any material unpaid Taxes of any other Persons (other than the Company or any of its Subsidiaries) by operation of Applicable Law; or (3) is a party to any Tax sharing agreement other than (i) any agreement or arrangement solely among the Company and its Subsidiaries or (ii) commercial agreements entered into in the ordinary course of business and the primary purposes of which is unrelated to Taxes.

(i)       There are no material closing agreements, gain recognition agreements, private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries that will be binding on the Company or any of its Subsidiaries with respect to any taxable period ending after the Closing Date.

(j)       Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of the Treasury Regulation Section 1.6011-4(b).

(k)       The representations and warranties set forth in this Section 4.16 and Section 4.17 are the only representations and warranties of the Company and its Subsidiaries with respect to Taxes.

Section 4.17. Employee Benefit Plans; Labor and Employment.

(a)       Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list of each material Company Employee Plan. Copies of each Company Employee Plan and all material amendments thereto, and written interpretations thereof, have been furnished to Parent together with the most recent annual report on Form 5500, if any.

(b)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries sponsors, maintains or is required to contribute to, or has in the past six years sponsored, maintained or been required to contribute to, any plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(c)       Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination or opinion from the Internal Revenue Service (the “IRS”) and, to the Company’s knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Employee Plan. The Company has made available to Parent a copy of the most recent IRS determination and opinion letter with respect to each such Company Employee Plan.

(d)       Except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Employee Plan has been maintained and operated in compliance with its terms and with the requirements prescribed by all statutes and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no claim (other than routine claims for benefits), action, suit or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority, including the IRS, the U.S. Department of Labor or the PBGC.

(e)       Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or together with any other event: Article 17 entitle any Company Employee to any material payment or benefit, including any material bonus, retention, severance, retirement or job security payment or benefit, Article 18 accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or trigger any other material obligation under, any Company Employee Plan or (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f)       Neither the Company nor any Subsidiary has any obligation to provide, and no Company Employee Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A of the Code or Section 4999 of the Code.

(g)        Within ten (10) Business Days after the date of this Agreement, the Company shall notify Parent if the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will entitle any labor organization or works council to any material information, bargaining, consent or consultation rights.

(h)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the U.S. National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any Company Employee. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries.

(i)       Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, worker classification, discrimination, sexual harassment, work authorization, immigration, safety and health, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Applicable Law that remains unsatisfied.

Section 4.18. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)       no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege liability or a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)       the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(iii)       the operations of the Company and each of its Subsidiaries have at all times since January 1, 2019 been in compliance with the terms of applicable Environmental Laws;

(iv)       neither the Company nor any of its Subsidiaries is subject to any orders, consent decrees, settlements or indemnities relating to any Environmental Laws; and

(v)       no real property owned, operated or utilized by the Company or any Subsidiary has been contaminated with any Hazardous Substance that could reasonably be expected to require remediation by the Company or any Subsidiary or result in liability of the Company or any Subsidiary under any Environmental Law.

(b)       Except as set forth in this Section 4.18, no representations or warranties are being made with respect to matters arising under or relating to environmental matters, including any matters arising under Environmental Law.

Section 4.19. Material Contracts. ii) As of the date hereof, except for any Contracts filed as an exhibit to any Company SEC Document or as set forth on Section 4.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by (each, a “Material Contract”):

(i)       any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)       any partnership, limited liability company, joint venture or other similar agreement or arrangement;

(iii)       any Contract relating to the acquisition or disposition of any business or division thereof (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has continuing material obligations (including “earn-outs”, contingent purchase price, deferred purchase price or any outstanding indemnification obligation);

(iv)       any Contract that (A) purports to limit in any material respect the freedom of the Company to compete in any line of business or with any Person or in any geographic region, (B) grants “most favored nation” status or contains “exclusivity” requirements, obligations or similar provisions that, at or after the Effective Time, would purport to apply to Parent or any of its Affiliates, or (C) requires the Company or any of its Subsidiaries to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions that, in either case, are material to the Company and its Subsidiaries, taken as a whole;

(v)       any material agreement under which the Company grants to a Third Party or receives from a Third Party any material right, license or covenant not to sue with respect to Intellectual Property, but excluding (x) non-exclusive licenses granted to customers, suppliers and vendors in the ordinary course of business, (y) licenses in respect of click-wrap, shrink-wrap and commercially available “off-the-shelf software” or software-as-a-service that are generally commercially available and (z) open source software licenses;

(vi)       any material agreement providing for the discovery, creation, or development of any material Company Intellectual Property (other than Contracts with employees or independent contractors of the Company or any of its Subsidiaries in the ordinary course of business);

(vii)       any Contract relating to indebtedness for borrowed money or any financial guarantee by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000;

(viii)       any Contract for the purchase, sale or lease of supplies, goods or products or for the furnishing or receipt of services, in each case, which provides for payments to or by the Company and its Subsidiaries that exceed $5,000,000 individually or $10,000,000 in the aggregate;

(ix)       any shareholders, investors rights, registration rights or similar agreement or arrangement;

(x)       any Contract related to any settlement of any Proceeding in an amount in excess of $1,000,000 since January 1, 2019, other than claims defended and settled by insurance companies;

(xi)       any collective bargaining Contract or similar Contract with a labor union, labor organization or works council; or

(xii)       any Contract which (A) provides for payments to or by the Company or any of its Subsidiaries that exceed $5,000,000 individually or $10,000,000 in the aggregate or (B) will require payments by the Company or any of its Subsidiaries that exceed $5,000,000 individually or $10,000,000 in the aggregate, in each case, within the 12 month period following the Effective Time and that are not cancelable by the Company or its Subsidiaries without liability on ninety (90) or fewer days’ notice to the other party thereto.

(b)       A copy of each Material Contract has been made available to Parent. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, b) each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and to the Company’s knowledge, each other party thereto, and is in full force and effect and c) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, is in default of any Material Contract and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder.

Section 4.20. Insurance. Each material insurance policy maintained by the Company or any of its Subsidiaries is in full force and effect and all premiums due with respect to all such insurance policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

Section 4.21. Company Government Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Company Government Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and to the Company’s knowledge, each other party thereto, and is in full force and effect; (ii) all representations and certifications executed, acknowledged or set forth in or pertaining to any Company Government Contract were complete and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with (and are not in breach of) all such representations and certifications; and (iii) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Company Government Contract. To the Company’s knowledge, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract. The Company and its Subsidiaries and their respective employees hold such security clearances as are required, in all material respects, to perform any Company Government Contracts of the type currently being performed by them. The Company and its Subsidiaries are in compliance in all material respects with all applicable requirements regarding national security, including those obligations specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (May 18, 2016), and any supplements, amendments or revised editions thereof.

Section 4.22. Product Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, the Company has not voluntarily or involuntarily initiated, conducted or issued any recall, market withdrawal or replacement, safety alert, or other action relating to an alleged lack of safety, efficacy or regulatory compliance of any product manufactured or sold by the Company, nor has the Company received any written notice that any Governmental Authority has commenced, or threatened to initiate, any Proceeding to request the recall or enjoin the manufacture or distribution of any such product.

Section 4.23. Finders’ Fees. Except for J.P. Morgan Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24. Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of Company Stock pursuant to the Merger is fair, from a financial point of view, to such holders.

Section 4.25. Antitakeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.09, the Company has taken all action necessary (including granting all necessary approvals) to render inapplicable any “fair price,” “control share acquisition” or similar anti-takeover law (including the control share acquisition provisions of South Dakota Law (Section 47-33-8 to Section 47-33-16, inclusive) and the business combination provisions of South Dakota Law (Section 47-33-17 to Section 47-33-19)) to the Merger, this Agreement and the transactions contemplated hereby.

Section 4.26. No Other Representations and Warranties. Except for the representations and warranties contained in this Article 4 and in any instrument or other document delivered pursuant to this Agreement, none of the Company or any of its Affiliates, nor any of their respective directors, officers, employees, shareholders, partners, members or representatives or any other Person has made, or is making, any representation or warranty whatsoever to Parent or any of its Affiliates, and the Company expressly disclaims any other representations or warranties; provided, however, that notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or Merger Subsidiary’s remedies with respect to claims of actual and intentional common law fraud.

Article 5
Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary (i) is a corporation duly incorporated and validly existing, and,

with respect to Merger Subsidiary, in good standing, under the laws of its jurisdiction of incorporation and (ii) has all requisite corporate or similar power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as presently conducted. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Subsidiary was incorporated solely for the purpose of consummating the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of Merger Subsidiary have been validly issued, are fully paid, nonassessable and free of preemptive rights and are owned by, and at the Effective Time will be owned by, Parent or a wholly owned subsidiary thereof, free and clear of all Liens.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. Assuming the due execution and delivery of the same by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against Parent and Merger Subsidiary in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing by Parent or Merger Subsidiary with, any Governmental Authority, other than (i) the filing of articles of merger with respect to the Merger with the South Dakota Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (iv) filings and submissions as may be necessary or advisable to, and clearances, permits, authorizations, consents and approvals from, CFIUS or any CFIUS member agency and (v) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the ability of Parent or Merger Subsidiary to perform its obligations hereunder or prevent, impair or materially delay the consummation of the Merger or the other transactions contemplated hereby.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, breach or violation (with or without notice, lapse of time or both) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the ability of Parent or Merger Subsidiary to perform its obligations hereunder or prevent, impair or materially delay the consummation of the Merger or the other transactions contemplated hereby.

Section 5.05. Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto are first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06. Finders’ Fees. Except for Barclays Capital Inc. and Goldman Sachs & Co. LLC, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07. Financing. Parent has, or will have at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the Merger Consideration for all of the shares of Company Stock on a fully-diluted basis, to make all payments in respect of the Company Stock Options, Company RSUs and Company DSUs and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

Section 5.08. Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of Parent, threatened against, Parent or any of its Subsidiaries before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator, that, individually or in the aggregate, would reasonably be expected to prevent, impair or materially delay the ability of Parent or Merger Subsidiary to perform its obligations hereunder or prevent, impair or materially delay the consummation of the Merger or the other transactions contemplated hereby.

Section 5.09. Ownership of Company Stock. None of Parent, Merger Subsidiary or any of their respective Subsidiaries beneficially owns any shares of Company Stock as of the date hereof.

Section 5.10. Absence of Certain Agreements. Neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration.

Section 5.11. Acknowledgment of No Other Representations.

(a)       Except for the representations and warranties expressly set forth in this Article 5 and in any instrument or other document delivered pursuant to this Agreement, neither Parent nor Merger Subsidiary nor any other Person has made, or is making, any representation or warranty whatsoever to the Company or any of its Affiliates, and Parent and Merger Subsidiary hereby expressly disclaim any such other representations or warranties; provided, however, that notwithstanding the foregoing, nothing in this Section 5.11(a) shall limit the Company’s remedies with respect to claims of actual and intentional common law fraud.

(b)       Except for the representations and warranties set forth in Article 4 and in any instrument or other document delivered pursuant to this Agreement, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary with respect to this Agreement and the transactions contemplated by this Agreement, and each of Parent and Merger Subsidiary hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company. Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

Article 6
Covenants of the Company

Section 6.01. Conduct of the Company. Except (w) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as expressly contemplated by this Agreement, (y) as set forth in Section 6.01 of the Company Disclosure Schedule or (z) as required by Applicable Law or any COVID-19 Measures, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and use its reasonable best efforts to preserve intact its business organizations and maintain existing relationships with third parties, including Governmental Authorities, customers, suppliers, distributors, creditors, employees and business associates, and to keep available the services of its and its Subsidiaries’ present officers and key employees. Without limiting the generality of, and in furtherance of, the foregoing, except (w) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as expressly contemplated by this Agreement, (y) as set forth in Section 6.01 of the Company Disclosure Schedule or (z) as required by Applicable Law or any COVID-19 Measures, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)       amend its articles of incorporation, bylaws or other similar organizational documents;

(b)       merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(c)       Article 19 split, combine, subdivide or reclassify any shares of its capital stock, (ii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends paid by any of its wholly owned Subsidiaries to the Company or any other wholly owned Subsidiary or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except pursuant to any employee stock option or other compensation plan or arrangement;

(d)       (i) issue, deliver, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of any Company Securities or Company Subsidiary

Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs or Company DSUs that are outstanding on the date of this Agreement, in accordance with the terms of such Company Stock Options, Company RSUs and Company DSUs and, as applicable, the Company Stock Plans as in effect on the date of this Agreement, or that are granted after the date of this Agreement in accordance with Section 6.01(k) of the Company Disclosure Schedule, and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(e)       acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, from any other Person any assets, securities, properties, interests or businesses, other than Article 20 pursuant to existing contracts or commitments in effect as of the date of this Agreement, and (ii) acquisitions with a value or purchase price that does not exceed $2,500,000 individually or $15,000,000 in the aggregate; provided that nothing in this Section 6.01(e) will limit the acquisition of supplies and inventory in the ordinary course of business consistent with past practice;

(f)       sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or expire or otherwise transfer any of its assets, licenses, operations, rights, product lines, securities, properties, interests or businesses of the Company or its Subsidiaries, other than (i) pursuant to existing contracts or commitments in effect prior to the date of this Agreement, (ii) dispositions of obsolete assets or property in the ordinary course of business, (iii) sales or leases of inventory or equipment in the ordinary course of business consistent with past practice, or (iv) sales of assets, licenses, operations, rights, product lines, securities, properties, interests or businesses with a sale price that does not exceed $1,000,000 individually or $10,000,000 in the aggregate;

(g)       other than in connection with actions permitted by Section 6.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person (other than (i) loans or advances between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries and (ii) capital contributions to, or investments in, wholly owned Subsidiaries of the Company);

(h)       create any Lien (other than Permitted Liens) material to the Company or any of its Subsidiaries not incurred in the ordinary course of business;

(i)       incur any indebtedness for borrowed money or guarantees thereof, other than (i) any indebtedness for borrowed money or guarantees thereof and letters of credit under the Credit Agreement incurred in the ordinary course of business or (ii) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries;

(j)       except (x) as set forth in the capital budget set forth in Section 6.01(j) of the Company Disclosure Schedule and consistent therewith or (y) any unbudgeted capital expenditure reasonably necessary to mitigate a potential or actual material business interruption, make or authorize any capital expenditure in excess of $5,000,000 in the aggregate during any 12 month period;

(k)       other than as required by Applicable Law or the terms of a Company Employee Plan in effect as of the date of this Agreement, Article 21 become a party to, commence participation in, establish, adopt or materially amend any Company Employee Plan, (i) materially increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay or other benefits payable to any Company Employee, other than increases in base salaries or wages in the ordinary course of business consistent with past practice to Company Employees with an annual base compensation of less than $200,000, (ii) grant any equity or equity-based award to any Company Employee, or amend or modify the terms of any outstanding awards, under any Company Stock Plan, (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund as security for future payment or in any other way secure the payment, of compensation or benefits under any Company Employee Plan, (v) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Company Employee, (vi) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 or (vii) terminate the employment of any Company Employee with an annual salary or wage rate in excess of $200,000 other than for cause;

(l)       become a party to, establish, adopt, amend or commence participation in any collective bargaining agreement or similar agreement with a labor union or works council;

(m)       change the Company’s methods of accounting, except as required by concurrent changes in GAAP or Applicable Law;

(n)       amend, modify or terminate in any material respect or waive any of its material rights under any Material Contract, or enter into any contract that would, if entered into prior to the date hereof, constitute a Material Contract, in each case except in the ordinary course of business;

(o)       settle any litigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, other than settlements or waivers that require payments by the Company or any of its Subsidiaries not in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(p)       make or change any material Tax election, change an annual Tax accounting period or settle or compromise any material Tax liability, file any material amended Tax Return, adopt or change any material Tax accounting method, surrender any material claim for a refund of Taxes, enter into any closing agreement relating to a material amount of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (other than ordinary course extensions);

(q)       sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any Intellectual Property, other than the sale or license of Software, goods and services to customers, or the sale or other disposition of Intellectual Property deemed by the Company in its reasonable business judgement to be obsolete or no longer be material to the business of the Company and its Subsidiaries, in each case, in the ordinary course of business; or

(r)       agree, authorize or commit to do any of the foregoing.

Section 6.02. Company Shareholder Meeting.

(a)       The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of this Agreement and the Merger. In connection with the Company Shareholder Meeting, the Company shall (ii) use its reasonable best efforts to have the Proxy Statement and all other proxy materials for the Company Shareholder Meeting cleared by the SEC as promptly as practicable and (ii) mail the Proxy Statement and all other proxy materials for the Company Shareholder Meeting to its stockholders entitled thereto as promptly as practicable after clearance by the SEC.

(b)       Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Company Shareholder Approval, (iii) not affect an Adverse Recommendation Change and (iv) otherwise comply in all material respects with all legal requirements applicable to such meeting.

(c)       The Company shall not be permitted to postpone, adjourn, recess or otherwise delay the Company Shareholder Meeting or, after the Company has established a record date for the Company Shareholder Meeting, change the record date or establish a different record date for the Company Shareholder Meeting unless required to do so by Applicable Law or the Company’s organizational documents, except (i) with the prior written consent of Parent, (ii) for the absence of a quorum (in which case the Company shall, and shall instruct its proxy solicitor to use reasonable best efforts to, solicit as promptly as practicable the presence, in person or by proxy of a quorate number of shares of Company Stock), or (iii) after consultation with Parent, if the Company reasonably believes that such adjournment, postponement, recess or delay is necessary (and to the extent required, change the record date in connection therewith) to allow reasonable additional time (x) for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting, or (y) to solicit additional proxies in order to obtain the Company Shareholder Approval; provided that, if the Company delivers a notice of an intent to make an Adverse Recommendation Change pursuant to Section 6.03 within five Business Days prior to the original date that the Company Shareholder Meeting is scheduled, as set forth in the definitive Proxy Statement, or any date that the Company Shareholder Meeting is scheduled to be held thereafter in accordance with the terms of this Section 6.02(c), at the request of Parent, the Company shall as promptly as practicable thereafter postpone, adjourn or recess the Company Shareholder Meeting for up to five Business Days in accordance with Parent’s direction.

Section 6.03. No Solicitation; Other Offers.(b) Subject to the remainder of this Section 6.03, neither the Company nor any of its Subsidiaries shall, and the Company and its Subsidiaries shall cause their respective officers, directors and employees and instruct their investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal or offer or inquiry that would reasonably be expected to lead to any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate in any way, or assist, participate in, knowingly facilitate or otherwise knowingly encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make (including by failing to include in the Proxy Statement), withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under, or any Person becoming an “interested shareholder” under the business combination provisions of South Dakota Law (Section 47-33-17 to Section 47-33-19, inclusive), (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, or (vii) publicly propose to do any of the foregoing. The Company shall, and shall cause its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal, shall promptly send written notice demanding that any such Third Party or its Representatives in possession of non-public information in respect of the Company or its

Subsidiaries return or destroy all such information, and shall promptly terminate all physical and electronic data access previously granted to such Persons.

(b)       Notwithstanding anything in Section 6.03(a) to the contrary, if at any time after the date hereof and prior to obtaining the Company Shareholder Approval, (viii) the Company or any of its Representatives has received a bona fide Acquisition Proposal that the Board of Directors of the Company reasonably believes, after consultation with the Company’s financial advisor, constitutes or is reasonably likely to lead to a Superior Proposal and (ix) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company, directly or indirectly through its Representatives, may (A) enter into or engage in negotiations or discussions with such Third Party and its Representatives and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly provide to Parent any such information that is provided to any such Person which was not previously provided to or made available to Parent.

(c)       In addition, nothing contained herein shall prevent the Company or the Board of Directors of the Company from (x) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal (provided that neither the Company nor its Board of Directors may recommend any Acquisition Proposal unless permitted by Section 6.03(f)), (xi) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (xii) contacting and engaging in discussions with any person or group and their respective Representatives who has made an Acquisition Proposal that was not solicited in breach of this Section 6.03 solely for the purpose of clarifying such Acquisition Proposal and the terms thereof.

(d)       The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably prompt basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal, which notice shall include the material terms and conditions of any such Acquisition Proposal or request. The Company shall keep Parent informed as to the status and details of any such Acquisition Proposal or request on a reasonably prompt basis, including promptly (but in no event later than 24 hours of receipt) providing to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes the terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters) or any amendment thereto.

(e)       Notwithstanding anything contained in this Agreement to the contrary, the Board of Directors of the Company may make an Adverse Recommendation Change (i) following receipt of a Superior Proposal that did not result from a willful and material breach of this Section 6.03 or (ii) in response to an Intervening Event, in each case referred to in the foregoing clauses (i) and (ii), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law; provided that the Board of Directors of the Company shall not make an Adverse Recommendation Change (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) the Company promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Superior Proposal, or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, (ii) during such five Business Day period, if requested by Parent, the Company and its Representatives shall have discussed and negotiated in good faith (in each case to the extent Parent desires to negotiate) with Parent and its Representatives regarding any proposal by Parent to amend the terms of this Agreement in response to such potential Adverse Recommendation Change and (iii) the Board of Directors of the Company has determined in good faith, after consulting with its outside legal counsel and the Company’s financial advisor, that Parent has not made, within such five Business Day period, an offer that (A) in the case of any Adverse Recommendation Change to be made following receipt of a Superior Proposal, is at least as favorable to the shareholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.03(e)) or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, obviates the need for such Adverse Recommendation Change.

(f)       Except as expressly permitted by this Section 6.03, the Board of Directors of the Company shall not effect an Adverse Recommendation Change. The Board of Directors of the Company shall not make an Adverse

Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)) unless such Acquisition Proposal would, if consummated, constitute a Superior Proposal.

(g)       As used in this Agreement:

(i)       “Acceptable Confidentiality Agreement” means a confidentiality agreement (A) in effect on the date hereof or (B) that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction.

(ii)       “Intervening Event” means any material event, change, occurrence, effect or development arising after the date of this Agreement that was not known by nor was reasonably foreseeable (with respect to substance or timing) to the Board of Directors of the Company as of the date of this Agreement; provided, that in no event shall any of the following events, changes, occurrences, effects or developments be taken into account for purposes of determining whether an Intervening Event has occurred: (x) the receipt of an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto; or (y) the announcement, pendency and consummation of this Agreement or the Merger or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement.

(iii)       “Superior Proposal” means a bona fide, written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith, after considering the advice of a financial advisor and outside legal counsel, are more favorable to the Company’s shareholders than those provided hereunder (taking into account (x) any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(e) and (y) all of the terms and conditions of such Acquisition Proposal (including any legal, financial, regulatory and governmental approval and stockholder approval requirements and the financing thereof)).

Section 6.04. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 6.04 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws) or confidentiality obligations under any binding agreement entered into prior to the date of this Agreement or, in light of COVID-19 or COVID-19 Measures, jeopardize the health and safety of any employee of the Company or its Subsidiaries, or (ii) protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable best efforts.

Section 6.05. Third Party Consents. Separate and apart from the obligations set forth on Section 8.01, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and use reasonable best efforts to give, obtain and/or effect (as the case may be) as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any binding agreement or contract to which Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and that are reasonably necessary or advisable to be given, obtained and/or effected in order to consummate the Merger; provided, that in connection therewith, neither the Company nor any of its Subsidiaries shall be required to, or shall without the prior consent of Parent (which such consent shall not be unreasonably withheld, conditioned or delayed), (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend, supplement or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case, for the purposes of giving, obtaining and/or effecting any Third-Party Consents.

Section 6.06. Treatment of Existing Indebtedness. If reasonably requested by Parent, the Company shall use its reasonable best efforts to, on or before the Closing Date, (i) deliver (or cause to be delivered) a customary payoff letter acknowledging the discharge and satisfaction of all outstanding obligations and liabilities of the Company under the Credit Agreement and (ii) take all other actions required to facilitate the repayment of the obligations with respect to and termination of the commitments under such indebtedness and the release of any Liens and termination of all guarantees granted in connection therewith. Parent shall use its reasonable best efforts to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligation under this Section 6.06.

Section 6.07. Director Resignations. At or prior to the Closing, the Company shall obtain and deliver to Parent written resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time and which resignations shall not have been revoked.

Article 7
Covenants of Parent

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Shareholder Meeting.

Section 7.03. Director and Officer Liability. Parent shall, and shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)       For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent the Company would be permitted to do so by South Dakota Law and the Company’s articles of incorporation and bylaws in effect on the date hereof. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Parent shall, and shall cause the Surviving Corporation to, advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification. For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(b)       From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(c)       Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the premium amount per annum for the Company’s existing policies; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)       If Parent, the Surviving Corporation or any of its successors or assigns Article 22 consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or Article 23 transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e)       The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, under South Dakota Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. The rights set forth in this Section 7.03 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Employee Matters. i) Subject to Section 7.04(h), from and after the Effective Time, Parent shall honor, or shall cause one of its subsidiaries (including the Company) to honor, all contractual obligations under the Company Employee Plans (including, without limitation, and in accordance with the terms thereof, the arrangements identified on Section 7.04(b) of the Company Disclosure Schedule). For a period of 12 months following the Closing, Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, provide to each Company Employee who is employed immediately prior to the Closing (including any Company Employee who is not actively working on the Closing Date as a result of an approved leave of absence) and who remains in the employ of Parent, the Company or any of its Subsidiaries after the Closing (each such individual, a “Continuing Employee”) (i) a base compensation and target annual cash bonus opportunity in each case that is no less favorable than the base compensation and target annual cash bonus opportunity to which such Continuing Employee was entitled immediately prior to the Closing, (ii) long-term compensation opportunities that are substantially comparable in value to the aggregate equity and other long-term incentive opportunities to which such Continuing Employee was entitled immediately prior to the Closing and (iii) other compensation and employee benefits (excluding severance) that are at least substantially comparable in the aggregate to the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Closing.

(b)       For a period of 12 months following the Closing, Parent shall provide employee severance protections to the Continuing Employees that are no less favorable than the greater of (i) the severance protections or other termination-related benefits that would have been provided to such Continuing Employee under the Company’s severance policies as set forth in Section 7.04(b) of the Company Disclosure Schedule and (ii) the severance benefits maintained for similarly situated employees of Parent at the time of such Continuing Employee’s termination of employment.

(c)       If the Closing occurs before the date annual bonuses for the fiscal year ending January 31, 2022 (or, if applicable, January 31, 2023) are paid under any Company Employee Plan that is an annual cash incentive compensation plan or arrangement (each, a “Closing Year Bonus Plan”), the bonus amount required to be paid to the Continuing Employees under the applicable Closing Year Bonus Plan shall be the greater of (A) such Continuing Employee’s target bonus amount under the Closing Year Bonus Plan in effect as of immediately prior to the Effective Time and (B) such Continuing Employee’s bonus amount under the Closing Year Bonus Plan based on the Company’s reasonably anticipated achievement of the applicable performance metrics for the entire fiscal year in which the Effective Time occurs; provided, however, that any bonus amount payable under a Closing Year Bonus Plan for the fiscal year ending January 31, 2023 shall be prorated based on the number of days in such fiscal year prior to the Closing Date, and Parent shall provide Continuing Employees with an additional annual bonus opportunity for the remainder of such fiscal year in a manner that is compliant with Section 7.04(a). The determination of the anticipated achievement of the applicable performance metrics shall be based on the Company’s reasonable determination of such achievement as of immediately prior to the Effective Time. Annual bonuses under each Closing Year Bonus Plan shall be paid within thirty (30) days after the Closing Date.

(d)       Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to use reasonable best efforts to (i) recognize the pre-Closing service of participating Continuing Employees with the Company for all purposes of vesting, eligibility to participate, benefit entitlement and benefit plan accrual under any employee benefit plans established, maintained or contributed to by Parent or any of its Affiliates that cover any of the Continuing Employees following the Closing (collectively, the “Parent Plans”), except for benefit accrual under a defined benefit pension plan or, to the extent such service credit would result in a duplication of benefits for the same period, (ii) waive any pre-existing condition limitations or exclusions, actively-at-work requirements and waiting periods for participating Continuing Employees and (iii) provide credit to each participating Continuing Employee under the applicable Parent Plan for amounts paid by the Continuing Employee prior to the Closing during the year in which the Closing occurs under any analogous Company Employee Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan.

(e)       Parent shall cause the Company and its Subsidiaries to continue to credit under any applicable Parent Plans each Continuing Employee for all paid time off and personal holiday pay that such Continuing Employee is entitled to use but has not used as of the Closing, except to the extent it would result in a duplication of benefits.

(f)       Prior to the Effective Time, if requested by Parent in writing, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”)

to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than the day immediately preceding the Effective Time. In connection with any termination of the Company 401(k) Plan, Parent shall permit each Continuing Employee who is a participant in the Company 401(k) Plan to (i) become a participant in a 401(k) plan of Parent that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Effective Time and (ii) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date.

(g)       Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(h)       Without limiting the generality of Section 11.06, nothing in this Agreement, (i) is intended to or shall confer upon any Person other than the parties hereto, including any current or former employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Employee Plan in accordance their terms or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any individual, including any Continuing Employee, for any period following the Closing Date.

Article 8
Covenants of Parent and the Company

Section 8.01. Regulatory Efforts. ii) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (1) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (2) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Parent acknowledges and agrees that its obligation to use reasonable best efforts pursuant to this Section 8.01 includes taking, or causing to be taken, and doing, or causing to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with Governmental Authorities, to obtain the approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority to consummate the transactions contemplated hereby; provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.01 shall require Parent or any of its Affiliates to (x) proffer to, agree to, or take any action, including accept any restrictions on business operations or enter into other commitments or limitations on the freedom of action of Parent and its Subsidiaries (including, after the Closing, the Company and its Subsidiaries), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Applied Technologies operating segment of the Company and its Subsidiaries, or (y) proffer to, agree to or take any action that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) (any action set forth in clause (x) or (y), a “Materially Burdensome Regulatory Condition”).

(b)       In furtherance and not in limitation of the foregoing, Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 15 Business Days after the date hereof, (ii) make all appropriate filings, notices, applications or similar documents required under any non-U.S. antitrust law as promptly as practicable, and (iii) take all actions with CFIUS as may be advisable under Applicable Law to obtain CFIUS Approval, including (A) submitting a draft CFIUS Joint Voluntary Notice in accordance with the DPA as promptly as practicable after the signing of the Agreement, (B) submitting a final CFIUS Joint Notice to CFIUS after promptly resolving all comments to the draft CFIUS Joint Voluntary Notice from CFIUS and (C) in the case of a CFIUS Declaration, submitting a CFIUS Joint Voluntary Notice if CFIUS so requests or informs Parent and the Company that it is not able to conclude action under the DPA with respect to the Merger on the basis of such CFIUS Declaration. Each of Parent and the Company shall (i) respond as promptly as practicable to any inquiries received from any Governmental Authority for additional information or documentation and to all inquiries and requests in connection with the matters contemplated by this Section 8.01, including responding to any request for information from CFIUS in the applicable timeframe set forth in the DPA, subject to any extensions of such time that may be granted by CFIUS staff upon the request of a party to the CFIUS Joint Notice and (ii) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Parent agrees that it shall not agree to withdraw or resubmit the final filing submitted to CFIUS pursuant to this Section 8.01 without the prior written consent of the Company.

(c)       As promptly as possible, the Company and Parent shall submit, or cause to be submitted, a notification regarding the transactions contemplated hereby to DDTC pursuant to Section 122.4(b) of the ITAR. The Company shall promptly prepare any amendments and license transfer requests, or take any other necessary steps, if requested by Parent, to transfer current Permits applicable to the business that are issued pursuant to the Trade Controls Laws, including U.S. Government export and import licenses, agreements and other approvals, to Parent or such entity as Parent shall designate. No later than five days after the Closing Date, Parent shall file a material change notice with DDTC as required under the ITAR, at 22 C.F.R. § 122.4(a).

(d)       In furtherance and not in limitation of the foregoing, the Company shall cooperate with Parent to ensure that the Company promptly submits the appropriate filings with or notices to DCSA with respect to the transactions contemplated by this Agreement, including, but not limited to a pro forma draft SF-328 reflecting the Company’s impending change of ownership and control, and to comply with requirements of DCSA, including pursuant to the National Industrial Security Program Operating Manual, applicable to it, and shall use its reasonable best efforts to provide any information about its possession or control requested by DCSA in connection with DCSA’s review of the Merger and the foreign ownership, control or influence following the completion of the Merger, in order to obtain the DCSA Approval. To the extent not prohibited by DCSA, the Company shall (x) keep Parent fully informed of material contacts, filings and discussions, including negotiations, with DCSA relating to the foregoing and (y) shall, to the extent feasible, invite representatives of Parent to participate in conversations or negotiations with DCSA about any DCSA-suggested mechanisms to mitigate the national security risks of foreign ownership, control or influence mitigation (“FOCI Mitigation”) applicable to it, to the extent permitted by DCSA. The Company and Parent shall cooperate to ensure that any

FOCI Mitigation agreement agreed to with DCSA imposes on the Company and Parent the fewest restrictions on governance rights and information access consistent with the requirements of DCSA, Applicable Law and regulations.

(e)       Subject to the terms and conditions set forth in this Agreement, Parent shall (i) offer to take (and if such offer is accepted, commit to take) with respect to itself, the Company and its and the Company’s respective Subsidiaries all actions necessary to avoid or eliminate impediments under any Applicable Law that may be asserted by any Governmental Authority with respect to the Merger and the other transactions contemplated hereby so as to enable the consummation thereof as promptly as reasonably practicable (and in any event prior to the End Date); provided that in no event shall Parent be required to take, offer to take or agree to take any action that would constitute a Materially Burdensome Regulatory Condition; and (ii) not, and shall cause its Subsidiaries not to, acquire or agree to acquire (by merger, consolidation or otherwise) any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if such acquisition or agreement would reasonably be expected to jeopardize the consummation of the Merger in accordance with the terms of this Agreement or would reasonably be expected to delay beyond the End Date, or restrain, prevent, enjoin, materially increase the risk of not obtaining any necessary consents of any Governmental Authority or the expiration or termination of any applicable waiting period, or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement.

(f)       At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services, or assets of the Company or any of its Subsidiaries (but, absent such request, the Company shall not take any such action); provided that any such action shall be conditioned upon the consummation of the Merger and the other transactions contemplated hereby. The Company and its Subsidiaries shall not take or agree to take any actions that would constitute a Materially Burdensome Regulatory Condition without the prior written consent of Parent which, without limiting Parent’s obligations under Section 8.01(a), may be granted or withheld in Parent’s sole discretion.

(g)       Each party shall (i) promptly notify the other parties of any written responses to or communication to that party from any Governmental Authority and, subject to Applicable Law, permit the other parties to review in advance any proposed written communication in respect thereof; (ii) not participate or agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning matters in connection with this Agreement or the Merger and the other transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat; and (iii) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any matters in connection with this Agreement.

Section 8.02. Proxy Statement. iii) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement and (ii) in taking such actions or making any such filings, furnishing information required in connection with the Proxy Statement.

(b)       As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare the Proxy Statement and file it with the SEC. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

Section 8.03. Public Announcements. The initial announcement regarding this Agreement shall be a joint press release, and thereafter, except in connection with actions taken pursuant to Section 6.03, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as those statements are not inconsistent with previous statements made jointly by the Company and Parent.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)       any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement;

(b)       any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)       any actions, suits, claims or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; and

(d)       any change, development, circumstance or fact that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or result in any failure of any condition to Parent’s and Merger Sub’s obligations to effect the Merger;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the Nasdaq to enable the de-listing by the Surviving Corporation of the Company Stock from the Nasdaq and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.07. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08. Litigation and Proceedings. The Company shall control the defense or settlement of any litigation or other legal proceedings against the

Company or any of its directors relating to this Agreement or the other transactions contemplated by this Agreement; provided that the Company shall give Parent reasonable opportunity to participate, at Parent’s expense, in such litigation or other legal proceedings; and provided, further, that the Company agrees that it shall not settle any such litigation or other legal proceedings without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

Article 9
Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)       the Company Shareholder Approval shall have been obtained in accordance with South Dakota Law;

(b)       no order or injunction issued by any court of competent jurisdiction in the United States preventing or making illegal the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect;

(c)       any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

(d)       all actions by or in respect of, or filings with, any Governmental Authority set forth on Section 9.01(d) of the Company Disclosure Schedule shall have been taken, made or obtained and, in each case, such approvals are not conditioned upon Parent taking any action that would constitute a Materially Burdensome Regulatory Condition; and

(e)       CFIUS Approval shall have been obtained and shall remain in full force and effect.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)       (i) the representations and warranties of the Company set forth in Section 4.01(i), Section 4.02 and Section 4.23 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time), (ii) the representations and warranties of the Company set forth in Section 4.05(a), (d), (e) and (f) shall be true and correct in all but de minimis respects as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time), (iii) the representation and warranty of the Company set forth in Section 4.10(b) shall be true in all respects as of the Closing Date as if made at and as of the Closing Date and (iv) the other representations and warranties of the Company set forth in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), in the case of this clause (iii) with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)       the covenants of the Company to be performed prior to the Effective Time shall have been performed (or any non-performance shall have been cured) in all material respects; and

(c)       Parent shall have received a certificate signed by an executive officer of the Company certifying that the conditions specified in Section 9.02(a) and Section 9.02(b) have been satisfied.

Section 9.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions:

(a)       the representations and warranties of Parent contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to, individually or in the aggregate, prevent, impair or materially delay the ability of Parent or Merger Subsidiary to perform its obligations hereunder or prevent, impair or materially delay the consummation of the Merger or the other transactions contemplated hereby;

(b)       the covenants of Parent and Merger Subsidiary to be performed prior to the Effective Time shall have been performed (or any non-performance shall have been cured) in all material respects; and

(c)       the Company shall have received a certificate signed by an executive officer of Parent certifying that the conditions specified in Section 9.03(a) and Section 9.03(b) have been satisfied.

Article 10
Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)       by mutual written agreement of the Company and Parent;

(b)       by either the Company or Parent, if:

(i)        the Merger has not been consummated on or before July 1, 2022 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach (including, in the case of Parent, a breach by Merger Subsidiary) of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)       there shall be any order or injunction issued by a court of competent jurisdiction in the United States preventing the consummation of the Merger and such order or injunction shall have become final and nonappealable;

(iii)       at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(iv)       there shall be any Final CFIUS Turndown; or

(c)       by Parent, if:

(i)       at any time prior to, but not after, the Company Shareholder Approval is obtained, an Adverse Recommendation Change shall have occurred; or

(ii)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such condition is incapable of being cured or, if curable, is not cured by the Company within the earlier of 30 days of receipt by the Company of written notice of such breach or failure or the End Date; provided that, at the time of the delivery of such notice, neither Parent nor Merger Subsidiary shall be in breach of its or their obligations under this Agreement; or

(d)       by the Company, if:

(i)       at any time prior to, but not after, the Company Shareholder Approval is obtained, the Board of Directors of the Company shall have made an Adverse Recommendation Change in order to enter into a definitive agreement concerning a Superior Proposal and the Company concurrently enters into such a definitive agreement; provided that, the Company and the Board of Directors of the Company shall have complied with Section 6.03(e) with respect to such Superior Proposal and concurrently with such termination, the Company shall have paid the Termination Fee payable pursuant to Section 11.04; or

(ii)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such condition is incapable of being cured or, if curable, is not cured by Parent or Merger Subsidiary within the earlier of the End Date or 30 days of receipt by Parent and Merger Subsidiary of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Company shall not be in breach of its obligations under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 11.04, 11.08, 11.09 and 11.10 as well as the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01.

Article 11
Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

CNH Industrial N.V.

c/o Roberto Russo

25 St James’s Street,

London, SW1A 1HA

United Kingdom

roberto.russo@cnhind.com

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Scott D. Miller

Facsimile No.: (212) 558-3588
E-mail: millersc@sullcrom.com

if to the Company, to:

Raven Industries, Inc.

205 E. 6th St.

Sioux Falls, SD 57104

Attention: Dan Rykhus

Lee A. Magnuson
E-mail: dan.rykhus@ravenind.com

lee.magnuson@ravenind.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: George R. Bason Jr.
Darren Schweiger
Facsimile No.: (212) 701-5800
E-mail: george.bason@davispolk.com
darren.schweiger@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the covenants and agreements that by their terms apply in whole or in part after the Effective Time.

Section 11.03. Amendments and Waivers. (b) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would be prohibited by Section 47-1A-1102.4 of South Dakota Law or that would otherwise require the further approval of the shareholders of the Company under South Dakota Law without such approval having first been obtained.

(b)       No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (c) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)       Termination Fee.

(i)       If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $64,000,000 (the “Termination Fee”), in the case of a termination by Parent, within three Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)       If (A) this Agreement is terminated (x) by Parent or the Company pursuant to Section 10.01(b)(i) or 10.01(b)(iii) or (y) by Parent pursuant to Section 10.01(c)(ii) as a result of any intentional breach of

Section 6.03, (B) an Acquisition Proposal shall have been publicly announced after the date of this Agreement and not withdrawn (1) prior to the Company Shareholder Meeting, with respect to termination pursuant to 10.01(b)(iii) or (2) at least ten Business Days prior to the date of termination, with respect to any termination pursuant to Section 10.01(b)(i) or Section 10.01(c)(ii), and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “25% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “more than 50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(c)       Regulatory Termination Fee. If this Agreement is terminated (i) by Parent or the Company pursuant to Section 10.01(b)(i) and, at the time of such termination, all of the conditions set forth in Section 9.01 (other than Section 9.01(b) (as a result of an order or injunction with respect to the matters contemplated by Section 8.01), Section 9.01(c), Section 9.01(d) and Section 9.01(e)) and Section 9.02 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied if the Closing were to occur on the termination date), (ii) by Parent or the Company pursuant to Section 10.01(b)(ii) (as a result of an order or injunction with respect to the matters contemplated by Section 8.01) or Section 10.01(b)(iv) or (iii) by the Company pursuant to Section 10.01(d)(ii) on account of a breach by Parent of Section 8.01, then Parent shall, within three Business Days after such termination, pay to the Company in immediately available funds $200,000,000 (the “Regulatory Termination Fee”).

(d)       Any payment of the Termination Fee or the Regulatory Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable.

(e)       The parties acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if a party fails promptly to pay any amount due to another party pursuant to this Section 11.04, such party shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against the such party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(f)       Without limiting Section 11.04(e), Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby. The parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(g)       Without limiting Section 11.04(e), the Company agrees that, upon any termination of this Agreement under circumstances where the Regulatory Termination Fee is payable by Parent pursuant to this Section and such Regulatory Termination Fee is paid in full, the Company shall be precluded from any other remedy against Parent, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent or any of Parent’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby. The parties agree and understand that in no event shall Parent be required to pay the Regulatory Termination Fee on more than one occasion.

Section 11.05. Disclosure Schedule and SEC Document References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) is reasonably apparent on its face. The mere inclusion of an item in either the Company Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

Section 11.06. Binding Effect; Benefit; Assignment. (d) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, other than: (i) with respect to the provisions of Section 7.03 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (ii) at and after the Effective Time, the rights of the holders of shares of Company Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (iii) at and after the Effective Time, the rights of the holders of Company Stock Options, Company RSUs and Company DSUs to receive the payments contemplated by the applicable provisions of Section 2.04, in each case, in accordance with the terms and conditions of this Agreement, and (iv) the rights of the holders of Company Stock to pursue claims for damages for Parent’s or Merger Subsidiary’s willful and material breach of this Agreement; provided, however, that the rights granted to the holders of Company Stock pursuant to the foregoing clause (iv) of this Section 11.06 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion.

(b)       No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 11.07. Governing Law. Except to the extent the provisions of South Dakota Law are applicable to the Merger or to the fiduciary duties of the Company’s Board of Directors, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. (e) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b)       PARENT HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 N ORANGE ST,

WILMINGTON, DE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT. PARENT SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT PARENT WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by all of the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of hereof and thereof.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties further waive any requirement for the securing or posting of any bond or proof of actual damages in connection with any such remedy.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Raven Industries, Inc.
By:	/s/ Dan Rykhus
	Name:	Dan Rykhus
	Title:	Chief Executive Officer

CNH Industrial N.V.
By:	/s/ Scott Wine
	Name:	Scott Wine
	Title:	Chief Executive Officer

CNH Industrial South Dakota, Inc.
By:	/s/ Oddone Incisa
	Name:	Oddone Incisa
	Title:	Treasurer